Exhibit 99.1

IPERIONX – JUNE 2026 QUARTERLY REPORT

IperionX Limited (Nasdaq: IPX | ASX: IPX) is pleased to present its quarterly report for the period ended June 30, 2026. Highlights during and subsequent to the end of the quarter include:

Operations – Titanium powder production

•
Virginia operations continued on a 24/7 production schedule during the quarter, with HAMR™ systems in ramp-up and production focused on supporting customer qualification, engineered product programs and direct powder requirements.

•
HAMR™ powder production continues to consistently meet or exceed grade 5 quality parameters, and has confirmed the ability to successfully commercialize HAMR™ as a breakthrough process for the production of primary titanium metal.

•
Production volumes during the quarter were temporarily reduced by furnace downtime and maintenance, with operations subsequently returning to regular ramp-up cadence. The downtime did not affect the availability of titanium powder for downstream production activities.

•	IperionX continues to target a run-rate production capacity of approximately 200 tpa of titanium powder by the end of CY2026, subject to completion of ramp-up and operating optimization activities.

•	Development of GenX™, IperionX’s next-generation continuous HAMR™ platform, continued during the quarter.

Operations – Titanium product manufacturing

•
The advanced 300-ton, six-axis SACMI powder metallurgy press successfully completed site acceptance and commissioning in May. The press triples IperionX’s existing powder metallurgy capacity and materially expands the range, complexity and repeatability of near-net-shape titanium components that can be manufactured in Virginia.

•
The first of two additional HSPT™ sintering furnaces has arrived and is being installed and commissioned, with the second expected shortly; once operational, the furnaces will increase downstream capacity, throughput and production flexibility.

•
Product manufacturing advanced across multiple customer programs, including successful production of titanium impeller prototypes for Carver Pump, automotive components for Ford, and continued development of titanium track pins and fasteners for the U.S. Army.

•
Additive manufacturing and powder-to-product development continued across defense, aerospace, consumer electronics and industrial applications, including production of spherical powder samples for qualification, alongside preparation for titanium plate and large-format component programs.

Customers and product development

•
Independent testing by U.S. Army DEVCOM GVSC and Westmoreland Mechanical Testing & Research showed IperionX Ti-6Al-4V fasteners exceeded SAE Grade 8 steel torque-to-yield performance and achieved tensile properties above standard aerospace-grade titanium fastener benchmarks. These results validate HSPT™ and THRM™ at finished-product level and support IperionX’s lower-cost, higher-performance powder-to-product proposition.

•	Subsequent to quarter end, IperionX received an additional U.S. Army GVSC purchase order to manufacture prototype titanium fasteners for the Joint Light Tactical Vehicle and associated trailer.

•	The Carver Pump engagement progressed through the successful advancement and production of titanium impeller prototypes for customer evaluation.

•	Development of titanium track pins continued, including design iteration, manufacturing-process development and component production for a demanding repeat-use component application.

•
Customer activity during the quarter remained focused on prototype production, product development, qualification testing and low-rate initial production across defense, aerospace, automotive, consumer electronics and industrial markets.

Virginia	Tennessee	Utah
1092 Confroy Drive South Boston, VA 24592	279 West Main Street Camden, TN 38320	1782 W 2300 S West Valley City, UT 84119

IperionX Limited ABN 84 618 935 372

•
IperionX’s customer pipeline is increasingly demonstrating a repeatable progression from material validation to component-level testing, prototype purchase orders and funded manufacturing scale-up. This broadening portfolio provides multiple pathways to convert the Virginia platform into recurring, higher-value product revenue as qualification milestones are achieved.

Atlas-Titan Critical Minerals Development

•
The U.S. Government-supported Titan Definitive Feasibility Study was completed in June, delivering an after-tax NPV8 of US$813 million, after-tax IRR of 39.4%, after-tax payback of 3.6 years and forecast after-tax free cash flow of US$1.9 billion over an initial 14-year mine plan.

•
IperionX entered into a US$3 million agreement in June to acquire critical mineral property and infrastructure assets adjacent to Titan, with the strategic Atlas acquisition completed subsequent to quarter end on July 1, 2026.

•
Atlas adds approximately 70 acres of at-surface critical-mineral stockpiles, approximately 180 acres of pre-stripped Lower McNairy mineralization and established power, water, natural gas and heavy-haul rail infrastructure. IperionX is advancing resource definition, metallurgy, commercial qualification and an integrated Atlas-Titan economic assessment, targeted by the end of 2026 to quantify potential capital and schedule benefits.

U.S. Department of War (DoW) programs

•	The U.S. Government-supported 1,400 tpa expansion pathway continued to progress under the fully obligated US$47.1 million IBAS award, alongside the earlier US$12.7 million DPA Title III award.

•	Strong U.S. Government support also includes approximately 290 metric tons of titanium scrap transferred at no cost and the SBIR Phase III IDIQ contracting pathway of up to US$99 million.

Corporate and liquidity

•	IperionX ended the quarter with US$35.2 million in cash. The quarter included continued investment in Virginia production ramp, product development and GenX™ R&D.

•	On July 7, 2026, IperionX priced an underwritten U.S. public offering of 2,275,000 ADSs at US$21.98 per ADS for gross proceeds of approximately US$50 million.

•
In addition to quarter-end cash, IperionX had US$37.1 million of remaining obligated reimbursable U.S. Government funding at June 30, 2026, including US$2.9 million of eligible U.S. Government program expenditure already incurred but not yet reimbursed. A US$2.4 million reimbursement under the DPA Title III program, which was previously forecast to be received in the June quarter, was received immediately subsequent to the quarter’s end.

•	As a result, IperionX’s pro-forma cash upon receipt of funds under the U.S. public offering (net of costs) and the DPA Title III program reimbursement is ~US$84 million.

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Throughout March and April 2026, directors and officers acquired IperionX securities for aggregate consideration of approximately US$4.3 million. In July, directors further increased ownership through on-market purchases of IperionX securities for aggregate consideration of approximately US$1.9 million. The continued investment by directors and officers reinforces alignment with shareholders as IperionX advances its U.S. titanium and critical minerals strategy.

For further information and inquiries please contact:
investorrelations@iperionx.com
+1-980-237-8900

IPERIONX’S MISSION

IperionX’s mission is to reshore a 100% domestic, low-cost and uninterruptible titanium supply chain. IperionX operates across two business units:

1.	Titanium metal operations – proprietary titanium manufacturing in Virginia, supported by R&D facilities in Virginia and Utah; and

2.	Critical mineral operations – advancing the integrated Atlas-Titan platform in Tennessee as a domestic source of titanium, heavy rare earth and zircon critical minerals.

South Boston, Virginia
Salt Lake City, UT
Camden, Tennessee

Figure 1: IperionX operational locations
TITANIUM METAL OPERATIONS

IperionX Proprietary Technologies

IperionX’s proprietary HAMR™ and HSPT™ technologies are the backbone of its titanium metal operations, enabling high-quality titanium products without the full Kroll, vacuum-remelting and conventional hot-working route. Incumbent processes are energy- and capital-intensive and typically involve lower product yields.

IperionX’s U.S.-based pathway can be over 90% less energy intensive, with fewer processing steps, higher material utilization and the ability to recycle process scrap.

Titanium Scrap
HAMR™
Titanium Powders
HSPT™
Titanium Products
HAMR™ "refining" replaces Kroll & Vacuum Arc Remelting
HSPT™ "forging" replaces forging & hot working / rolling steps
Titanium Minerals
Kroll Process
Titanium Sponge
Vacuum Arc Remelting
Titanium Ingot
Forging & Hot Working
Titanium Products

Figure 2: IperionX technology overview (top) compared to the Kroll process (bottom)

Development and scale-up of these technologies represent more than 10 years of research and development at the University of Utah, three years of industrial-scale pilot production in Utah and more than two years of construction, commissioning and operational ramp-up in Virginia.

During this period, IperionX has secured more than US$70 million of U.S. Government grant support for titanium technology development and commercialization. The patented technologies have also received industry recognition and are now being applied across an expanding portfolio of customer programs.

Virginia Titanium Manufacturing Campus

IperionX’s titanium metal operations are located at its Titanium Manufacturing Campus in Halifax County, Virginia, comprising approximately 70,000 square feet of production facilities. The campus uses recycled titanium feedstocks and proprietary processes to manufacture titanium powders, mill products and engineered products for defense, aerospace, automotive, consumer electronics and industrial customers.

Figure 3: IperionX Virginia Titanium Manufacturing Campus

Operations continued on a full 24/7 schedule during the June quarter, focused on workforce development, ramp-up and optimization of titanium powder production, commissioning of additional powder metallurgy equipment and execution of customer product programs.

The campus is designed as an integrated scrap-to-part platform: HAMR™ converts recycled or domestic feedstocks into titanium powder, while HSPT™, THRM™, powder metallurgy and additive manufacturing convert that powder into high-performance finished and semi-finished titanium products.

Titanium metal powder operations (HAMR™ process)

IperionX’s patented HAMR™ process is a hydrogen-enabled, low-temperature reduction process that can deoxygenate titanium minerals or a broad range of titanium scrap into low-oxygen angular and spherical titanium powders sourced from American feedstocks. IperionX retains the flexibility to sell titanium powders directly or convert them into higher-value titanium components through powder metallurgy and additive manufacturing.

Titanium powder operations continued on a 24/7 schedule during the quarter, with production and optimization across angular and spherical powders to support direct powder customers and downstream component manufacturing. Reduced HAMR™ titanium powder production primarily reflected temporary furnace downtime and associated maintenance. The issue was resolved in coordination with the equipment OEM, following which furnace operations were restarted and ramped up in a controlled and orderly manner. The downtime did not affect the availability of titanium powder for downstream production activities, and IperionX remains on track to achieve an annualized production run rate of approximately 200 metric tons per annum, equivalent to 16.7 metric tons per month, by the end of 2026.

Figure 4: HAMR™ powder production by month

Powder production is being matched to downstream manufacturing requirements. The commissioning of the SACMI press materially expands compaction capacity, while additional HSPT™ sintering capacity is expected to support increased conversion of powder into finished products once fully commissioned and optimized.

Titanium metal components produced via press & sinter using HSPT™

IperionX’s patented HSPT™ technology enables conventional press-and-sinter powder metallurgy to transform titanium powder into semi-finished or near-net-shape components with wrought-like properties without melting. HSPT™ develops an ultra-fine-grained microstructure that incumbent titanium supply chains generally obtain through forging and extensive hot working.

Powder metallurgy can manufacture a broad range of titanium products with materially less waste than conventional machining-intensive routes. Process scrap can also be recycled back into IperionX’s HAMR™ process.

During the quarter, IperionX completed site acceptance and commissioning of the advanced 300-ton, six-axis SACMI powder metallurgy press at the Virginia campus. The press triples existing powder metallurgy capacity and expands the range of component geometries and production rates available for customer programs.

The SACMI press provides higher compaction force, multi-axis movement, improved repeatability and enhanced geometry control. It is capable of up to 24 pressing cycles per minute, equivalent to approximately 11 million single-cavity parts per year under stated operating assumptions, with higher part rates possible using multi-cavity tooling for simpler components.

The first of two additional large HSPT™ sintering furnaces has arrived and is currently being installed and commissioned, with the second furnace expected to arrive shortly. In addition, a further medium HSPT™ sintering furnace is due to be delivered in the current quarter. The new furnaces will expand downstream sintering capacity, relieve a current production constraint and provide greater throughput and scheduling flexibility across IperionX’s titanium product manufacturing operations. The expanded capacity will support higher-rate production of fasteners, plate and other engineered titanium components, while helping to accelerate customer qualification and commercialization programs across priority markets.

The 100-ton uniaxial press and wet-bag cold isostatic press continued to support simpler and larger-format products, including track pins. These systems provide complementary manufacturing routes for fasteners, plate precursors, track-pin development and other customer-specific products.

Customer product manufacturing advanced during the quarter, including successful production of titanium impeller prototypes for Carver Pump and continued titanium track-pin development. These programs require iterative control of powder, tooling, pressing, sintering, heat treatment, machining and final component performance.

Figure 5: Six-axis 300-ton SACMI press in operation

Figure 6: HSPT™ furnace on site and in process of being installed

Figure 7: Production of “green parts” from IperionX titanium metal powder prior to HSPT™ sintering

Titanium metal components produced via additive manufacturing

IperionX also uses spherical titanium powders to manufacture components through additive manufacturing. This route supports rapid-turnaround prototyping, complex geometries and low-volume, high-value components, and can be combined with THRM™ heat treatment to optimize microstructure and performance.

IperionX operates laser powder bed fusion, eBeam and binder jet systems. The eBeam platform remains dedicated to DoW product applications, while laser systems support customer prototyping and qualification across multiple end markets.

Binder jetting continued to support sinter-based titanium product development and low-rate production pathways, and the eBeam machine successfully produced high-quality titanium impeller prototypes for Carver Pump.

IPERIONX TITANIUM PRODUCT PORTFOLIO AND CUSTOMER ENGAGEMENT OVERVIEW

Titanium Metal Product Portfolio

IperionX’s product portfolio spans three categories that leverage domestic, low-energy titanium powder as a common feedstock: Engineered Products, Mill Products and Titanium Metal Powders.

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Engineered products include customer-specific components such as fasteners, impellers, track pins, brackets, actuators and other near-net-shape products. These products typically require greater upfront prototyping, tooling, process development and qualification, but can support attractive pricing and repeat-order retention once qualified.

The fastener, impeller and track-pin programs demonstrate how IperionX can use a common powder-to-product platform to address multiple high-value component categories, creating the potential to compound customer learning and manufacturing know-how across a broader commercial portfolio.

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Mill products include titanium plate, sheet and bar. These products provide an excellent pathway to advance ballistic-grade plate and large-format military components, with a successful powder-to-plate pathway allowing the potential to expand into a large and strategically important titanium market where domestic supply, lead time, material utilization and lifecycle performance are increasingly important to defense and industrial customers.

The production of mill products extends IperionX’s HSPT™ and THRM™ platform from engineered components into mass produced intermediate materials, with successful qualification activities materially expanding IperionX’s addressable market while leveraging the same domestic, lower-cost titanium powder platform.

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Titanium powders remain a strategically important product category for additive manufacturing and other applications. IperionX continues to prioritize powder conversion into higher-value products where appropriate while retaining flexibility to scale direct powder sales in response to customer demand.

Figure 8: IperionX product portfolio

Sales Pipeline Development

IperionX continues to execute a tiered go-to-market strategy focused first on engineered products where the advantages of higher material yield, rapid prototype iteration, fewer processing steps and potential cost reduction are most pronounced.

Active customer and government-supported programs span titanium fasteners, impellers, track pins, titanium plate, consumer electronics powder and other defense, aerospace, automotive and industrial products.

During the quarter, IperionX successfully advanced and produced three titanium impeller prototypes for Carver Pump and continued titanium track-pin development. These programs progressed alongside fastener manufacturing, consumer electronics powder qualification and other customer-specific development work.

Independent U.S. Army and third-party fastener testing provided an important product-level validation milestone. Subsequent to quarter end, a new U.S. Army GVSC prototype purchase order extended the fastener program to the JLTV and associated trailer.

The strategic importance of these results extends beyond the fastener program. They provide finished-product validation that HSPT™ and THRM™ can engineer refined, wrought-like microstructures and high mechanical performance without the full conventional melt-remelt-forge route. When combined with IperionX’s projected lower production costs, fewer process steps and higher material utilization, the results support a differentiated value proposition: a more efficient domestic manufacturing process capable of producing lighter titanium components with performance above comparable SAE Grade 8 steel and standard aerospace-grade titanium fastener benchmarks. This combination of superior product performance, lower projected cost and secure U.S. supply provides a compelling pathway for broader adoption across large-volume defense, aerospace, marine and industrial fastener markets.

The customer pipeline is increasingly moving beyond material sampling into finished-component validation, prototype purchase orders and funded scale-up programs. This progression improves the quality of commercial engagement and creates clearer decision points for customers to move toward low-rate and potentially longer-duration supply arrangements.

Near-term execution is focused on delivering current purchase orders and prototypes, incorporating customer test feedback, commissioning sufficient HSPT™ capacity and establishing repeatable manufacturing parameters for priority products.

As these milestones are achieved, IperionX expects its value proposition to become increasingly tangible to customers: domestic feedstock, shorter and less wasteful manufacturing routes, rapid product iteration and the ability to supply powders, mill products and finished components from one integrated U.S. platform.

TITANIUM METAL OPERATIONS EXPANSIONS

IperionX continues to scale toward 1,400 tpa of titanium powder capacity while expanding downstream manufacturing for engineered products, titanium plate and other mill products.

The 1,400 tpa expansion program is supported by the US$47.1 million IBAS award, building on the US$12.7 million DPA Title III award for the initial 200 tpa capacity.

U.S. Government program (All values US$m)	Award date	Amount	Capacity / capability
Defense Production Act Title III	Oct. 31, 2023	$12.7m	200 tpa
Industrial Base Analysis & Sustainment	Feb. 16, 2025	$47.1m	+1,200 tpa

Table 1: U.S. Government titanium manufacturing award information

Together, these programs support an integrated expansion from domestic titanium feedstock through powder, pressing, sintering, additive manufacturing and mill-product capability. This broadens IperionX’s ability to address both high-volume titanium powder demand and higher-value finished-product markets.

VIRGINIA R&D: GENX™ CONTINUOUS HAMR™ DEVELOPMENT

GenX™ is IperionX’s next-generation continuous HAMR™ development platform. Its objective is to transition the core reduction process from batch operation toward a continuous production architecture with the potential to improve throughput, consistency, operating cost and capital efficiency.

If successfully validated and commercialized, GenX™ could provide a step-change in the economics and replicability of future titanium powder expansion, creating a technology-led pathway to scale beyond the current batch-based production platform.

GenX™ remains a development initiative and is not required for the current 200 tpa production ramp. Validation work is expected to continue through 2026, subject to technical progress and operating priorities.

UTAH R&D: HSPT™, THRM™ & TITANIUM PRODUCT DEVELOPMENT

The Utah R&D team continued development of HSPT™, THRM™ and titanium products, including titanium plate and other mill-product pathways.

TITANIUM MINERAL OPERATIONS

Titan DFS confirms a high-return U.S. rare earths and critical minerals project

The U.S. Government-supported Definitive Feasibility Study for the Titan Critical Minerals Project was completed in June 2026. The Study defines an initial 14-year staged development to produce a heavy rare earth concentrate, titanium minerals and zircon from a single domestic resource in Tennessee.

The DFS delivered an after-tax NPV8 of US$813 million, after-tax IRR of 39.4%, after-tax payback of 3.6 years, forecast life-of-mine EBITDA of US$2.8 billion and forecast after-tax free cash flow of US$1.9 billion. Phase 1 development capital is estimated at US$228.1 million, with Phase 2 incremental capital of US$153.2 million.

The Study established a maiden Ore Reserve of 117 million tons at 3.2% total heavy minerals, containing 3.7 million tons of total heavy minerals, with approximately 80% of the Ore Reserve classified as Proved. Phase 2 annual production is forecast at approximately 5,287 tpa of heavy rare earth concentrate, 118,658 tpa ilmenite, 24,656 tpa rutile and 65,668 tpa zircon concentrate.

Atlas development expands the critical minerals platform

On June 15, IperionX entered into an agreement to acquire critical mineral, property and infrastructure assets adjacent to Titan for US$3 million. The transaction has previously been referred to as the “Camden acquisition”, and IperionX has subsequently named this development “Atlas”. The acquisition was completed subsequent to quarter end on July 1, 2026.

Atlas adds approximately 70 acres of at-surface, historically processed critical-mineral stockpiles; approximately 180 acres of pre-stripped Lower McNairy mineralization; mineral and property rights; and established grid power, industrial water, natural gas and heavy-haul rail infrastructure. Grab samples returned grades up to 21.5% total heavy minerals, while prior one-ton bulk samples returned 9.9% and 23.0% total heavy minerals.

Integrated Atlas-Titan development pathway

IperionX is advancing sonic drilling of the Atlas stockpiles and pre-stripped zones, detailed mineral assemblage and metallurgical test work, commercial qualification with downstream processors and strategic customers, engagement with U.S. Government stakeholders, and an integrated economic assessment for the Atlas-Titan complex.

Titan provides district-scale, permitted critical-mineral resources and defined project economics; Atlas adds high-grade surface stockpiles, pre-stripped mineralization and established infrastructure. Together, they create a differentiated opportunity to evaluate an accelerated, lower-capital-intensity U.S. feedstock platform for titanium, zircon and heavy rare earth-bearing minerals.

IperionX is targeting completion of an integrated Atlas-Titan economic study by the end of 2026. The study will assess how Atlas’ ultra-high-grade surface stockpiles, pre-stripped Lower McNairy mineralization and established utilities and rail infrastructure can be integrated with Titan’s permitted, district-scale resource and completed DFS. This combination has the potential to materially reduce upfront capital requirements and operating costs, accelerate first production and improve overall project economics relative to a standalone Titan development.

Further, IperionX is also in active discussions with U.S. Government stakeholders regarding potential funding pathways for the integrated platform. The United States is investing across downstream rare earth separation, metallization, alloying and magnet manufacturing; however, these facilities require secure domestic mineral feed. With key permits already in place and with the mineralization containing monazite and xenotime providing  exposure to dysprosium, terbium and yttrium, Atlas-Titan has the potential to address this critical upstream gap in the U.S. heavy rare earth supply chain.

The DFS outcomes, production targets and financial forecasts remain subject to the assumptions, qualifications and risks set out in the June 4, 2026 announcement. Development requires financing, procurement, construction, commissioning, operating performance and other approvals and conditions consistent with those assumptions.

Near-term work is focused on integrating Atlas into the broader development plan, completing resource definition and metallurgy, evaluating infrastructure optimization and advancing government, processor and strategic-customer engagement.

N
Titan project
Tennessee
641
70
Camden
Chemours
New Johnsonville
TiO_2 pigment plant
Kentucky
Lake
Atlas Project
Benton County
Airport

Figure 9: Atlas Project in relation to the Titan Critical Minerals Project

U.S. GOVERNMENT FUNDING

IperionX’s U.S. Government support includes the fully obligated US$47.1 million IBAS award, the US$12.7 million DPA Title III award and the SBIR Phase III contracting pathway of up to US$99 million.

The DPA Title III and IBAS awards are reimbursable programs under which IperionX generally incurs eligible expenditure and subsequently seeks reimbursement following claim review and approval. This creates timing differences between program expenditure and associated cash receipts.

Program (All values US$m)	Award	Obligated	Reimbursed	Remaining reimbursable	Incurred, not yet reimbursed
DPA Title III	$12.7m	$12.7m	$10.3m	$2.4m	$2.4m
IBAS / ICAM	$47.1m	$47.1m	$12.4m	$34.7m	$0.5m
Total grants	$59.8m	$59.8m	$22.7m	$37.1m	$2.9m

Contract (All values US$m)	Contract ceiling	P.O. received	P.O. invoiced	Funds received	Contract balance
SBIR Phase III	up to $99.0m	$1.3m	—	—	$97.7m

Table 2: IperionX U.S. Government funding grants and contracts value

The SBIR Phase III IDIQ contract provides a contracting pathway for project-specific task orders for low-cost domestic titanium for defense applications up to a ceiling of US$99 million.

In addition to funding support, the U.S. Government has transferred approximately 290 metric tons of high-quality titanium scrap feedstock to IperionX at no cost, supporting feedstock security through the production ramp.

IperionX continues to engage U.S. Government stakeholders regarding manufacturing scale-up, customer-specific defense programs and potential funding pathways for the Atlas-Titan critical minerals platform.

BALANCE SHEET AND CORPORATE

Quarter-end balance sheet and cash flow

As of June 30, 2026, IperionX held a cash balance of US$35.2 million, with a pro-forma cash position upon subsequent receipt of funds under the capital raising and DPA Title III program of US$84 million. Material cash flows during the quarter consisted of:

Core operations	US$m	Comment
Staff costs	(5.7)	Salaries, wages and benefits
G&A	(2.5)	Overhead and corporate operating costs
R&D (operations)	(1.6)	Activities relating to operations including new product development
R&D (GenX™)	(1.0)	Development and scale-up of continuous HAMR™ (GenX™)
Materials	(0.5)	Purchase of materials related to production
Consumables	(1.0)	Purchase of materials related to prototyping or R&D activities
Capex (ex. DoW)	(0.4)	Phase 1 (200 tpa) development
Subtotal	(12.7)

U.S. Government activities	US$m	Comment
DoW - Titan Project spend	(0.9)	Titan Project development, including DFS activities
DoW - Titan Project reimbursed	0.8	DoW reimbursement for Titan Project DFS activities
DoW - 1,400 tpa spend	(2.6)	Capex for scale-up to 1,400 tpa
DoW - 1,400 tpa reimbursed	2.9	Reimbursement for capex for scale-up to 1,400 tpa
Subtotal	0.2

Other material / non-run-rate items	US$m	Comment
SOX and ERP implementation	(0.3)	Compliance with Sarbanes-Oxley and ERP implementation
Legal and corporate	(0.2)	Non-recurring legal expenses
Subtotal	(0.5)

Table 3: June 30, 2026 cash flow details1

Figure 10: Cash balance waterfall from March 31, 2026 to June 30, 2026 (+ pro-forma position)

1 Values subject to rounding. R&D (operations) value net of receipts from customers

Post-quarter liquidity and capital

On July 7, 2026, IperionX priced an underwritten public offering of 2,275,000 ADSs, each representing 10 ordinary shares, at US$21.98 per ADS for gross proceeds of approximately US$50 million before underwriting discounts, commissions and estimated offering expenses. Proceeds were identified for titanium manufacturing scale-up and R&D, continued development of the Atlas-Titan Project and general corporate purposes.

Further, a US$2.4 million reimbursement under the DPA Title III program, which was previously forecast to be received in the June quarter, was received immediately subsequent to the quarter’s end.

The post-quarter financing is expected to materially strengthen IperionX’s capacity to progress manufacturing, product-development and critical-minerals priorities while preserving flexibility around the timing of customer programs and U.S. Government reimbursements.

ASX – ADDITIONAL INFORMATION

Mining properties – Titan Critical Minerals Project

The Titan Project is prospective for critical mineral sands including titanium minerals, rare earth minerals, high grade silica sand and zircon minerals. As of June 30, 2026, the Titan Project comprised approximately 10,132 acres of surface and associated mineral rights in Tennessee, of which approximately 1,490 acres are owned by IperionX, approximately 1,153 acres are subject to long-term lease by IperionX, and approximately 7,489 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow IperionX to lease or, in some cases, purchase the surface property and associated mineral rights.

Mining exploration expenditures

During the quarter, the following payments were made for mining exploration and evaluation activities:

Activity	US$000
Mining and engineering consultants	(831)
Geological consultants	(54)
Permitting	(6)
Field supplies, equipment rental, vehicles, travel and deposit refunds	(30)
Total as reported in Appendix 5B	(921)

Table 4: Mining exploration expenditures.

During the quarter, IperionX made no payments in relation to mining development or production activities.

Related party payments

During the quarter, IperionX made payments of approximately US$240,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, and superannuation contributions.

ABOUT IPERIONX

IperionX aims to be the leading American titanium metal and critical materials company – using patented and proprietary metal technologies to produce high-performance titanium alloys from titanium minerals or recycled titanium at lower energy, cost and carbon emissions.

The integrated Atlas-Titan critical minerals platform in Tennessee combines a large JORC-compliant mineral resource with adjacent high-grade surface stockpiles, pre-stripped mineralization and established infrastructure, providing exposure to titanium, heavy rare earth and zircon critical minerals.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, fasteners, automotive, robotics and additive manufacturing.

This announcement has been authorized for release by the CEO & Managing Director.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any forecast future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of mineralization, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Compliance Statement

This announcement contains information relating to a Mineral Resource Estimate and an Ore Reserve Estimate for the Titan deposit (where the Mineral Resource Estimate was prepared by Mr. John Eckman, a Competent Person, and the Ore Reserve Estimate was prepared by Mr. Justin Douthat, also a Competent Person) extracted from an ASX market announcement titled “IperionX Titan DFS Confirms High-Return U.S. Rare Earths and Critical Minerals Project” and published on the ASX platform (www.asx.com.au) on 4 June 2026. The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and that all material assumptions and technical parameters underpinning the estimates in the release of 4 June 2026 continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Persons' findings are presented have not been materially modified from the original market announcement.

This announcement contains exploration results relating to the Atlas deposit extracted from an ASX market announcement titled “Acquisition Delivers High Value Critical Minerals” and published on the ASX platform (www.asx.com.au) on 2 July 2026. The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement. The Company confirms that the form and context in which the Competent Persons' findings are presented have not been materially modified from the original market announcement. The Competent Person was Mr Adam Karst.

This announcement contains production target and forecast financial information extracted from an ASX announcement titled “IperionX Titan DFS Confirms High-Return US Rare Earths and Critical Minerals Project” and published on the ASX platform (www.asx.com.au) on 4 June 2026. The Company confirms that all material assumptions underpinning the production target and forecast financial information disclosed in the ASX announcement dated June 4, 2026 continue to apply and have not materially changed.

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity
 quarterly cash flow report

Name of entity
IperionX Limited
ABN	Quarter ended (“current quarter”)
84 618 935 372	June 30, 2026

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (12 months) USD$’000
1	Cash flows from operating activities
1.1	Receipts from customers	8	63
1.2	Payments for
	(a) exploration & evaluation	(921)	(4,761)
	(b) development	—	—
	(c) production	(465)	(1,889)
	(d) staff costs	(5,658)	(20,720)
	(e) administration and corporate costs	(2,826)	(11,209)
1.3	Dividends received	—	—
1.4	Interest received	293	1,871
1.5	Interest and other costs of finance paid	(85)	(327)
1.6	Income taxes paid	—	(13)
1.7	Government grants and tax incentives	803	4,624
1.8	Other (provide details if material):
	(a) research & development	(2,905)	(11,777)
	(b) business development	(185)	(817)
1.9	Net cash from / (used in) operating activities	(11,941)	(44,955)

2	Cash flows from investing activities
2.1	Payments to acquire:
	(a) entities	—	—
	(b) tenements	(145)	(1,256)
	(c) property, plant and equipment	(1,042)	(19,135)
	(d) exploration & evaluation	—	—
	(e) investments	—	—
	(f) other non-current assets	—	—

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows	Current quarter USD$’000	Year to date (12 months) USD$’000
2.2	Proceeds from the disposal of:
	(a) entities	—	—
	(b) tenements	—	—
	(c) property, plant and equipment (1)	209	1,904
	(d) investments	—	—
	(e) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	(74)
2.4	Dividends received	—	—
2.5	Other (provide details if material)	—	—
2.6	Net cash from / (used in) investing activities	(978)	(18,561)

(1) Relates to plant and equipment recorded on balance sheet, the cost of which has subsequently been reimbursed by the U.S. Government. Consequently, there has been a “deemed disposal” of these assets to transfer title to the U.S. Government. Title to all assets purchased by IperionX with funds from the U.S. Government vests with the U.S. Government during the term of the Technology Investment Agreement. At the end of the agreement, title may be transferred back to IperionX subject to certain conditions.

3	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	—	45,717
3.2	Proceeds from issue of convertible debt securities	—	—
3.3	Proceeds from exercise of options	—	566
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(36)	(1,788)
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	(267)	(792)
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)
	(a) principal portion of lease liabilities	(131)	(522)
	(b) cash for securities not issued	—	—
3.10	Net cash from / (used in) financing activities	(434)	43,181

4	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	48,202	54,814
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(11,941)	(44,955)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(978)	(18,561)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(434)	43,181

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows	Current quarter USD$’000	Year to date (12 months) USD$’000
4.5	Effect of movement in exchange rates on cash held	395	765
4.6	Cash and cash equivalents at end of period	35,244	35,244

5	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter USD$’000	Previous quarter USD$’000
5.1	Bank balances	29,080	36,352
5.2	Call deposits	6,164	11,850
5.3	Bank overdrafts	—	—
5.4	Other (provide details)	—	—
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	35,244	48,202

6.	Payments to related parties of the entity and their associates	Current quarter USD$’000
6.1	Aggregate amount of payments to related parties and their associates included item 1	240
6.2	Aggregate amount of payments to related parties and their associates included item 2	—
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for such payments.

7
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end USD$’000	Amount drawn at quarter end USD$’000

7.1	Loan facilities	—	—
7.2	Credit standby arrangements	—	—
7.3	Other (please specify)	—	—
7.4	Total financing facilities	—	—
7.5	Unused financing facilities available at quarter end		—
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not Applicable

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
8	Estimated cash available for future operating activities	USD$’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(11,941)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	—
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(11,941)
8.4	Cash and cash equivalents at quarter end (item 4.6)	35,244
8.5	Unused finance facilities available at quarter end (item 7.5)	—
8.6	Total available funding (item 8.4 + item 8.5)	35,244
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	3

Note: The Appendix 5B estimated quarters of funding available calculation includes cash and unused finance facilities only. It does not include remaining obligated reimbursable U.S. Government funding, the July 2026 U.S. public offering for gross proceeds of approximately US$50 million, the July 2026 reimbursement under the DPA Title III program of US$2.4 million, or expected future reimbursements of eligible U.S. Government program expenditure that has already been incurred.

8.8		If item 8.7 is less than 2 quarters, please provide answers to the following questions:

	8.8.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Not applicable.

8.8.2
Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Not applicable.

	8.8.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Not applicable.

Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	July 30, 2026

Authorized by: Chief Financial Officer

(Name of body or officer authorizing release – see note 4)

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.
If this report has been authorized for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorized for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorized for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorized for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5